Multimedia

May 25, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release regarding the Company's warrants.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

dlw 6/6

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

50137940v2

Multimedia

OUTCOME OF THE EXERCISE OF THE COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL OF PT MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 24, 2005 – According to the terms and conditions set forth in the prospectus for the listing in the Eurolist by Euronext of the covered warrants over shares representing the share capital of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., PT Multimedia announced that the outcome of the exercise of the covered warrants was as follows:

	Quantity	Value per settlement (Euros)	Amount (Euros)
Physical settlement	2,348,514 PT Multimédia shares*	21.50	50,493,051
Financial settlement	133,411,788 warrants**	0.307	40,957,419
TOTAL			**91,450,470**

* Corresponding to the exercise of 23,485,140 warrants
** Includes the warrants allocated to Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC that were not listed

The payment of the amounts in connection with the settlement of the warrants will occur on Thursday, May 26, 2005.

From a total of 51,304,533 warrants that were listed in the Eurolist by Euronext approximately 9.4 million warrants were traded on the stock exchange, i. e., in aggregate, over 18% of the warrants listed were traded in the Euronext Lisbon.

Following the exercise of the warrants, PT Multimedia will own 2,348,514 treasury shares, corresponding to 1.50% of its share capital and equivalent to 46% of the shares that could be acquired on the share buyback programme (taking into consideration that Portugal Telecom, SGPS, S.A. and Totta Ireland PLC, irrevocably waived their right to physical settlement of the warrants allocated to them prior to their issuance). These shares will be cancelled, on the terms and conditions set forth in the PT Multimedia shareholders resolution taken on the General Meeting of April 28, 2005, under a share capital reduction to be executed.

Subsequently, PT Multimedia will execute a one-for-two stock split, following which the shares representing the share capital of PT Multimedia will have the nominal value of 0,25 Euros each.

The conclusion of the share capital reduction and the stock split is expected to occur until the end of June.

This information is also available on the PT Multimedia Investor Relations site:
http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

Multimedia

OUTCOME OF THE EXERCISE OF THE COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL OF PT MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 24, 2005 – According to the terms and conditions set forth in the prospectus for the listing in the Eurolist by Euronext of the covered warrants over shares representing the share capital of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., PT Multimedia announced that the outcome of the exercise of the covered warrants was as follows:

	Quantity	Value per settlement (Euros)	Amount (Euros)
Physical settlement	2,348,514 PT Multimédia shares*	21.50	50,493,051
Financial settlement	133,411,788 warrants**	0.307	40,957,419
TOTAL			**91,450,470**

* Corresponding to the exercise of 23,485,140 warrants
** Includes the warrants allocated to Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC that were not listed

The payment of the amounts in connection with the settlement of the warrants will occur on Thursday, May 26, 2005.

From a total of 51,304,533 warrants that were listed in the Eurolist by Euronext approximately 9.4 million warrants were traded on the stock exchange, i. e., in aggregate, over 18% of the warrants listed were traded in the Euronext Lisbon.

Following the exercise of the warrants, PT Multimedia will own 2,348,514 treasury shares, corresponding to 1.50% of its share capital and equivalent to 46% of the shares that could be acquired on the share buyback programme (taking into consideration that Portugal Telecom, SGPS, S.A. and Totta Ireland PLC, irrevocably waived their right to physical settlement of the warrants allocated to them prior to their issuance). These shares will be cancelled, on the terms and conditions set forth in the PT Multimedia shareholders resolution taken on the General Meeting of April 28, 2005, under a share capital reduction to be executed.

Subsequently, PT Multimedia will execute a one-for-two stock split, following which the shares representing the share capital of PT Multimedia will have the nominal value of 0,25 Euros each.

The conclusion of the share capital reduction and the stock split is expected to occur until the end of June.

This information is also available on the PT Multimedia Investor Relations site:
http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

Multimedia

OUTCOME OF THE EXERCISE OF THE COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING
THE SHARE CAPITAL OF PT MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 24, 2005 – According to the terms and conditions set forth in the prospectus for the listing in the Eurolist by Euronext of the covered warrants over shares representing the share capital of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., PT Multimedia announced that the outcome of the exercise of the covered warrants was as follows:

	Quantity	Value per settlement (Euros)	Amount (Euros)
Physical settlement	2,348,514 PT Multimédia shares*	21.50	50,493,051
Financial settlement	133,411,788 warrants**	0.307	40,957,419
TOTAL			**91,450,470**

* Corresponding to the exercise of 23,485,140 warrants
** Includes the warrants allocated to Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC that were not listed

The payment of the amounts in connection with the settlement of the warrants will occur on Thursday, May 26, 2005.

From a total of 51,304,533 warrants that were listed in the Eurolist by Euronext approximately 9.4 million warrants were traded on the stock exchange, i. e., in aggregate, over 18% of the warrants listed were traded in the Euronext Lisbon.

Following the exercise of the warrants, PT Multimedia will own 2,348,514 treasury shares, corresponding to 1.50% of its share capital and equivalent to 46% of the shares that could be acquired on the share buyback programme (taking into consideration that Portugal Telecom, SGPS, S.A. and Totta Ireland PLC, irrevocably waived their right to physical settlement of the warrants allocated to them prior to their issuance). These shares will be cancelled, on the terms and conditions set forth in the PT Multimedia shareholders resolution taken on the General Meeting of April 28, 2005, under a share capital reduction to be executed.

Subsequently, PT Multimedia will execute a one-for-two stock split, following which the shares representing the share capital of PT Multimedia will have the nominal value of 0,25 Euros each.

The conclusion of the share capital reduction and the stock split is expected to occur until the end of June.

This information is also available on the PT Multimedia Investor Relations site:
http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

Multimedia

OUTCOME OF THE EXERCISE OF THE COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING
THE SHARE CAPITAL OF PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 24, 2005 – According to the terms and conditions set forth in the prospectus for the listing in the Eurolist by Euronext of the covered warrants over shares representing the share capital of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., PT Multimedia announced that the outcome of the exercise of the covered warrants was as follows:

	Quantity	Value per settlement (Euros)	Amount (Euros)
Physical settlement	2,348,514 PT Multimédia shares*	21.50	50,493,051
Financial settlement	133,411,788 warrants**	0.307	40,957,419
TOTAL			**91,450,470**

* Corresponding to the exercise of 23,485,140 warrants
** Includes the warrants allocated to Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC that were not listed

The payment of the amounts in connection with the settlement of the warrants will occur on Thursday, May 26, 2005.

From a total of 51,304,533 warrants that were listed in the Eurolist by Euronext approximately 9.4 million warrants were traded on the stock exchange, i. e., in aggregate, over 18% of the warrants listed were traded in the Euronext Lisbon.

Following the exercise of the warrants, PT Multimedia will own 2,348,514 treasury shares, corresponding to 1.50% of its share capital and equivalent to 46% of the shares that could be acquired on the share buyback programme (taking into consideration that Portugal Telecom, SGPS, S.A. and Totta Ireland PLC, irrevocably waived their right to physical settlement of the warrants allocated to them prior to their issuance). These shares will be cancelled, on the terms and conditions set forth in the PT Multimedia shareholders resolution taken on the General Meeting of April 28, 2005, under a share capital reduction to be executed.

Subsequently, PT Multimedia will execute a one-for-two stock split, following which the shares representing the share capital of PT Multimedia will have the nominal value of 0,25 Euros each.

The conclusion of the share capital reduction and the stock split is expected to occur until the end of June.

This information is also available on the PT Multimedia Investor Relations site:
http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

Multimedia

OUTCOME OF THE EXERCISE OF THE COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL OF PT MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 24, 2005 – According to the terms and conditions set forth in the prospectus for the listing in the Eurolist by Euronext of the covered warrants over shares representing the share capital of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., PT Multimedia announced that the outcome of the exercise of the covered warrants was as follows:

	Quantity	Value per settlement (Euros)	Amount (Euros)
Physical settlement	2,348,514 PT Multimédia shares*	21.50	50,493,051
Financial settlement	133,411,788 warrants**	0.307	40,957,419
TOTAL			**91,450,470**

* Corresponding to the exercise of 23,485,140 warrants
** Includes the warrants allocated to Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC that were not listed

The payment of the amounts in connection with the settlement of the warrants will occur on Thursday, May 26, 2005.

From a total of 51,304,533 warrants that were listed in the Eurolist by Euronext approximately 9.4 million warrants were traded on the stock exchange, i. e., in aggregate, over 18% of the warrants listed were traded in the Euronext Lisbon.

Following the exercise of the warrants, PT Multimedia will own 2,348,514 treasury shares, corresponding to 1.50% of its share capital and equivalent to 46% of the shares that could be acquired on the share buyback programme (taking into consideration that Portugal Telecom, SGPS, S.A. and Totta Ireland PLC, irrevocably waived their right to physical settlement of the warrants allocated to them prior to their issuance). These shares will be cancelled, on the terms and conditions set forth in the PT Multimedia shareholders resolution taken on the General Meeting of April 28, 2005, under a share capital reduction to be executed.

Subsequently, PT Multimedia will execute a one-for-two stock split, following which the shares representing the share capital of PT Multimedia will have the nominal value of 0,25 Euros each.

The conclusion of the share capital reduction and the stock split is expected to occur until the end of June.

This information is also available on the PT Multimedia Investor Relations site:
http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

Multimedia

OUTCOME OF THE EXERCISE OF THE COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING
THE SHARE CAPITAL OF PT MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 24, 2005 – According to the terms and conditions set forth in the prospectus for the listing in the Eurolist by Euronext of the covered warrants over shares representing the share capital of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., PT Multimedia announced that the outcome of the exercise of the covered warrants was as follows:

	Quantity	Value per settlement (Euros)	Amount (Euros)
Physical settlement	2,348,514 PT Multimédia shares*	21.50	50,493,051
Financial settlement	133,411,788 warrants**	0.307	40,957,419
TOTAL			**91,450,470**

* Corresponding to the exercise of 23,485,140 warrants
** Includes the warrants allocated to Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC that were not listed

The payment of the amounts in connection with the settlement of the warrants will occur on Thursday, May 26, 2005.

From a total of 51,304,533 warrants that were listed in the Eurolist by Euronext approximately 9.4 million warrants were traded on the stock exchange, i. e., in aggregate, over 18% of the warrants listed were traded in the Euronext Lisbon.

Following the exercise of the warrants, PT Multimedia will own 2,348,514 treasury shares, corresponding to 1.50% of its share capital and equivalent to 46% of the shares that could be acquired on the share buyback programme (taking into consideration that Portugal Telecom, SGPS, S.A. and Totta Ireland PLC, irrevocably waived their right to physical settlement of the warrants allocated to them prior to their issuance). These shares will be cancelled, on the terms and conditions set forth in the PT Multimedia shareholders resolution taken on the General Meeting of April 28, 2005, under a share capital reduction to be executed.

Subsequently, PT Multimedia will execute a one-for-two stock split, following which the shares representing the share capital of PT Multimedia will have the nominal value of 0,25 Euros each.

The conclusion of the share capital reduction and the stock split is expected to occur until the end of June.

This information is also available on the PT Multimedia Investor Relations site:
http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

Multimedia

OUTCOME OF THE EXERCISE OF THE COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING
THE SHARE CAPITAL OF PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 24, 2005 – According to the terms and conditions set forth in the prospectus for the listing in the Eurolist by Euronext of the covered warrants over shares representing the share capital of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., PT Multimedia announced that the outcome of the exercise of the covered warrants was as follows:

	Quantity	Value per settlement (Euros)	Amount (Euros)
Physical settlement	2,348,514 PT Multimédia shares*	21.50	50,493,051
Financial settlement	133,411,788 warrants**	0.307	40,957,419
TOTAL			**91,450,470**

* Corresponding to the exercise of 23,485,140 warrants
** Includes the warrants allocated to Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC that were not listed

The payment of the amounts in connection with the settlement of the warrants will occur on Thursday, May 26, 2005.

From a total of 51,304,533 warrants that were listed in the Eurolist by Euronext approximately 9.4 million warrants were traded on the stock exchange, i. e., in aggregate, over 18% of the warrants listed were traded in the Euronext Lisbon.

Following the exercise of the warrants, PT Multimedia will own 2,348,514 treasury shares, corresponding to 1.50% of its share capital and equivalent to 46% of the shares that could be acquired on the share buyback programme (taking into consideration that Portugal Telecom, SGPS, S.A. and Totta Ireland PLC, irrevocably waived their right to physical settlement of the warrants allocated to them prior to their issuance). These shares will be cancelled, on the terms and conditions set forth in the PT Multimedia shareholders resolution taken on the General Meeting of April 28, 2005, under a share capital reduction to be executed.

Subsequently, PT Multimedia will execute a one-for-two stock split, following which the shares representing the share capital of PT Multimedia will have the nominal value of 0,25 Euros each.

The conclusion of the share capital reduction and the stock split is expected to occur until the end of June.

This information is also available on the PT Multimedia Investor Relations site:
http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735